Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2015
Earnings available for fixed charges, as defined:
Net income	$85,220
Tax expense based on income	55,066
Fixed charges (a)	69,967
Earnings available for fixed charges, as defined	$210,253
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$60,766
Estimated interest cost within rental expense	2,090
Amortization of net debt premium, discount, and expenses	7,111
Total fixed charges, as defined	$69,967
Ratio of earnings to fixed charges	3.01
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512
Adjustment to pretax basis	977
$2,489

Combined fixed charges and preferred stock dividend requirements	$72,456
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.90

(a)	Includes net interest related to uncertain tax positions.